BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, September 6th 2011

To the:

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Ref.: Relevant Information

Dear Sirs,

In my capacity as the attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anónima (the "Bank"), I am writing in order to inform that on September 5th, 2011, the Bank resolved to purchase, from Tarjetas Regionales S.A., 3,712,303 ordinary shares of Tarjetas del Mar S.A. Such amount represents a 62.66% equity participation in Tarjetas del Mar S.A.

Yours faithfully,

Elizabeth Duca
Attorney in law of
Banco de Galicia y Buenos Aires S.A.